

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 1, 2010

Mr. Michael J. Malbourne
Principal Financial Officer
Elray Resources, Inc.
#15, 291 Street, Sangkat Boeng Kok 1
Tourl Kok District
Phnom Penh, Cambodia

> **Re:** **Elray Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 16, 2009**
> **Response Letter Dated January 7, 2010**
> **Filed January 19, 2010**
> **File No. 000-52727**

Dear Mr. Malbourne:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-1

1. Based on consideration of your response to prior comment number two, it is not clear to us how the audit of your financial statements was conducted pursuant to the standards of the Public Company Accounting Oversight Board ("PCAOB"). So that we may better understand your response, please provide the following:

    *   Explain to us in greater detail the role of Chea Navonne, identified in your response as a Cambodian independent accounting principal, in reviewing and

signing-off on your financial statements. In your response, clarify whether your independent auditor has relied on any of the work performed by Chea Navonne;

- Provide us with a comprehensive analysis from your independent auditor that explains how they have complied with PCAOB auditing standards using 'zip' files containing the "financials, notes, and full supporting information." In this regard, their response should summarize the procedures performed and the evidence obtained with respect to the relevant financial statements;

- Tell us whether or not your independent auditor physically visited your mineral property claims and/or projects in either Cambodia or Indonesia.

Notes to the Consolidated Financial Statements, page F-6

Note 3 – Summary of Accounting Policies, page F-6

Mineral Properties, page F-8

2.   Your response to prior comment number four indicates you had mineral rights on your balance sheet at December 31, 2008. However, your disclosure, as referenced in our prior comment indicates you have an accounting policy to charge mineral property acquisition costs to operations as incurred. Please modify your policy and/or your disclosure to clearly explain how you comply with the guidance provided by EITF 04-2. In addition, as contemplated by paragraph 9 of EITF 04-2, please report the aggregate carrying amount of mineral rights as a separate component of your 'Mineral properties' either on the face of the financial statements or in the footnotes. As part of your response to this comment, please provide us with a draft of your intended disclosure.

Controls and Procedures, page 25

(b) Management's Report on Internal Control Over Financial Reporting

3.   We have considered your response to prior comment number six and are unable to determine whether you concluded on the effectiveness of your internal control over financial reporting as of March 31, 2008 or December 31, 2008. Please explain to us in detail how you have complied with Item 308T(a) of Regulation S-K, which requires management to assess the effectiveness of its internal control over financial reporting as of the end of the most recent fiscal year, which in your case is December 31, 2008.

(c) Changes in Internal Control over Financial Reporting, page 26

4.   We have considered your response to prior comment number seven and note your response seems to indicate your assessment was made as of March 31, 2008. Please explain to us in greater detail why you refer to March 31, 2008 in support of how your disclosure complies with Item 308T(b) of Regulation S-K, which requires you to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Disclosure Controls and Procedures, page 11

5.   We have considered your responses to prior comment numbers eight and nine. Please confirm, if true, that you will comply with our comment in future filings, or otherwise advise. As part of your response to this comment, please provide us with a draft of your intended disclosure.

Engineering Comments

6.   We note your response to our comment 10 regarding the map and a location description. Please include this disclosure and the map in your future filings.

7.   We note your response to our comment 11, concerning your disclosure of sample and analytical results. Please provide a copy of the revised pages reflecting the changes you intend to include with future filings.

8.   We note your response to our comment 12 regarding sample collection procedures. Please provide a copy of the revised pages of your revised disclosure which you intend to include with future filings.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Jennifer O'Brien at (202) 551-3721, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief